UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated May 5, 2022

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:  STMicroelectronics N.V.’s First Quarter ended April 2, 2022:

•	Operating and Financial Review and Prospects;
•

Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months ended April 2, 2022; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes‑Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months ended April 2, 2022 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended December 31, 2021 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on February 24, 2022 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward‑looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward‑looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward‑Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20‑F. We assume no obligation to update the forward‑looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Interim Consolidated Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•	Critical Accounting Policies using Significant Estimates.
•

Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three months ended April 2, 2022, designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the second quarter of 2022.

•	Other Developments.
•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months ended April 2, 2022, as well as segment information.
•	Legal Proceedings.
•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.
•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.
•	Impact of Recently Issued U.S. Accounting Standards.
•	Backlog and Customers, discussing the level of backlog and sales to our key customers.
•	Disclosure Controls and Procedures.
•	Other reviews
•	Cautionary Note Regarding Forward-Looking Statements.

At STMicroelectronics N.V. (“ST” or the “Company”), we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. We develop industry-leading technologies that allow us to provide products and solutions that meet and exceed the needs and expectations of our customers now and into the future.

Critical Accounting Policies Using Significant Estimates

There were no material changes in the first three months of 2022 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F for the year ended December 31, 2021, except for the impacts of the application of the new guidance on convertible instruments, as described in Note 5, Recent Accounting Pronouncements, of the consolidated financial statements for the three months ended April 2, 2022.

Fiscal Year

Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2022 ended on April 2. The second quarter will end on July 2, the third quarter will end on October 1 and the fourth quarter will end on December 31, 2022. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2021 and 2022.

	Q1	Q2	Q3	Q4
	Days
2021	93	91	91	90
2022	92	91	91	91

Business Overview

Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	April 2, 2022	December 31, 2021	April 3, 2021	Sequential	Year Over Year
	(In millions, except per share amounts)
Net revenues	$3,546	$3,556	$3,016	(0.3)%	17.6%
Gross profit	1,655	1,609	1,175	2.8	40.8
Gross margin as percentage of net revenues	46.7%	45.2%	39.0%	150 bps	770 bps
Operating income	877	885	440	(0.9)	99.5
Operating margin	24.7%	24.9%	14.6%	-20 bps	1,010 bps
Net income attributable to parent company (1)	747	750	364	(0.4)	105.1
Earnings per share (Diluted) (2)	$0.79	$0.82	$0.39	(3.7)%	102.6%
(1)

Following a change in U.S. GAAP reporting guidance effective January 1, 2022, net income of the first quarter of 2022 does not include phantom interests associated with convertible bonds. Comparative periods have not been restated.

(2)

In the first quarter of 2022, diluted earnings per share includes the full dilutive effect of our outstanding convertible debt upon adoption on January 1, 2022 of the new U.S. GAAP reporting guidance. Comparative periods have not been restated.

Our total available market is defined as “TAM”, while our serviceable available market is defined as “SAM” and represents the market for products sold by us (i.e., TAM excluding major devices such as microprocessors, dynamic random-access memories, optoelectronics devices other than optical sensors, flash memories, consumer logic devices and wireless application specific products, such as baseband and application processors).

Based on the data published by World Semiconductor Trade Statistics, on a sequential basis, semiconductor industry revenues in the first quarter of 2022 remained substantially flat for our TAM and increased by approximately 2% for our SAM to reach approximately $152 billion and $69 billion, respectively. On a year-over-year basis, our TAM increased by approximately 23% and our SAM increased by approximately 24%.

Our first quarter 2022 net revenues amounted to $3,546 million, decreasing 0.3% sequentially, about 130 basis points above the mid-point of our released guidance. On a sequential basis, Automotive and Discrete Group (ADG) revenues increased 2.5%, due to higher sales in Automotive. Analog, Micro-Electro-Mechanical Systems (“MEMS”) and Sensors Group (AMS) revenues decreased 13.8%, driven by lower Imaging revenues. Microcontrollers and Digital ICs Group (MDG) revenues increased 12.8%, primarily attributable to higher revenues in Microcontrollers.

On a year-over-year basis, first quarter net revenues increased 17.6% with higher sales in our three product groups and all sub-groups except, as expected, the Imaging sub-group. ADG revenues increased 20.5% with both Automotive and Power Discrete contributing to the increase. AMS revenues increased 0.4%, with Analog and MEMS increase partially offset by the decrease in Imaging and MDG revenues increased 35.2% on higher sales of both RFC and Microcontrollers.

Our revenue performance was below the performance of the SAM both on a sequential and on a year-over-year basis.

Our effective average exchange rate for the first quarter of 2022 was $1.15 for €1.00, compared to $1.17 in the fourth quarter of 2021 and $1.19 for €1.00 in the first quarter of 2021. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our first quarter of 2022 gross profit was $1,655 million and gross margin was 46.7%, about 170 basis points above the mid-point of our guidance. On a sequential basis, gross margin increased 150 basis points, mainly due to improved product mix and favorable pricing. Gross margin increased 770 basis points year-over-year, mainly driven by improved sales price and a more favorable product mix.

Our aggregated selling, general & administrative (SG&A) and research & development (R&D) expenses amounted to $835 million, compared to $752 million and $769 million in the prior and year-ago quarters, respectively. The sequential increase was mainly due to higher number of calendar days, net of vacation (89 days in the first quarter of 2022 compared to 82 days in the fourth quarter of 2021). On a year-over-year basis, operating expenses increased by $66 million, mainly due to higher labor cost, partially offset by positive currency effects, net of hedging.

Other income and expenses, net, amounted to $57 million income, increasing by $25 million sequentially and by $23 million on a year-over-year basis, mainly due to a one-time positive impact on public funding.

In the first quarter of 2022, our operating income was $877 million, equivalent to 24.7% of net revenues, compared to $885 million (24.9% of net revenues) in the previous quarter, and to $440 million (14.6% of net revenues) in the year-ago quarter. On a sequential basis, our operating income remained substantially flat as improved gross margin profitability was offset by higher operating expenses. On a year-over-year basis, the increase is mainly driven by the combining effect of higher sales volume and improved gross margin profitability, partially offset by increased operating expenses.

In the first quarter of 2022, our cash decreased by $397 million, with net cash from operating activities of $945 million. Capital expenditure payments, for tangible and intangible assets, were $863 million.

Our free cash flow, a non-U.S. GAAP measure, amounted to $82 million in the first quarter of 2022 compared to $261 million in the first quarter of 2021. Refer to “Liquidity and Capital Resources” for the reconciliation of the free cash flow, a non U.S. GAAP measure, to our consolidated Statements of Cash Flows.

Looking at the second quarter, we expect a revenue increase of approximately 5.8% sequentially, plus or minus 350 basis points. Gross margin is expected to be approximately 46.0%, plus or minus 200 basis points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.13 = €1.00 for the 2022 second quarter and includes the impact of existing hedging contracts. The second quarter will close on July 2, 2022.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments

On April 4, we announced the resolutions to be submitted for adoption at the Company’s Annual General Meeting of Shareholders (AGM), which will be held in Schiphol, the Netherlands, on May 25, 2022. The resolutions, proposed by the Supervisory Board, are:

•

The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards (IFRS-EU) and filed with the Netherlands Authority for the Financial Markets (AFM) on March 24, 2022;

•

The distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2022 and first quarter of 2023;

•	The reappointment of Ms. Janet Davidson, as member of the Supervisory Board for a two-year term to expire at the end of the 2024 AGM;
•

The appointment of Ms. Donatella Sciuto, as member of the Supervisory Board, for a three-year term expiring at the end of the 2025 AGM in replacement of Ms. Lucia Morselli whose mandate will expire at the end of the 2022 AGM;

•	The approval of the stock-based portion of the compensation of the President and CEO;
•	The authorization to the Managing Board, until the end of the 2023 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
•

The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2023 AGM;

•	The discharge of the sole member of the Managing Board; and
•	The discharge of the members of the Supervisory Board.

Results of Operations

Segment Information

We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs, and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales. Finally, public grants are allocated to our segments proportionally to the incurred expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

First Quarter 2022 vs. Fourth Quarter 2021 and First Quarter 2021

The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Three Months Ended
	April 2, 2022		December 31, 2021		April 3, 2021
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$3,540	99.8%	$3,542	99.6%	$3,011	99.8%
Other revenues	6	0.2	14	0.4	5	0.2
Net revenues	3,546	100.0	3,556	100.0	3,016	100.0
Cost of sales	(1,891)	(53.3)	(1,947)	(54.8)	(1,841)	(61.0)
Gross profit	1,655	46.7	1,609	45.2	1,175	39.0
Selling, general and administrative	(358)	(10.1)	(350)	(9.8)	(325)	(10.8)
Research and development	(477)	(13.5)	(402)	(11.3)	(444)	(14.7)
Other income and expenses, net	57	1.6	32	0.9	34	1.1
Impairment, restructuring charges and other related closure costs	—	—	(4)	(0.1)	—	—
Operating income	877	24.7	885	24.9	440	14.6
Interest income (expense), net	1	—	(5)	(0.1)	(9)	(0.3)
Other components of pension benefit costs	(3)	(0.1)	(2)	(0.1)	(2)	(0.1)
Gain (loss) on financial instruments, net	—	—	—	—	2	0.1
Income before income taxes and noncontrolling interest	875	24.7	878	24.7	431	14.3
Income tax expense	(129)	(3.6)	(127)	(3.6)	(66)	(2.2)
Net income	746	21.0	751	21.1	365	12.1
Net (income) loss attributable to noncontrolling interest	1	—	(1)	—	(1)	—
Net income attributable to parent company	$747	21.1%	$750	21.1%	$364	12.1%

Net revenues

	Three Months Ended			% Variation
	April 2, 2022	December 31, 2021	April 3, 2021	Sequential	Year Over Year
	(In millions)
Net sales	$3,540	$3,542	$3,011	(0.1)%	17.6%
Other revenues	6	14	5	(59.4)	16.0
Net revenues	$3,546	$3,556	$3,016	(0.3)%	17.6%

Sequentially, our first quarter 2022 net revenues decreased 0.3%, 130 basis points above the mid-point of our released guidance. The sequential decrease resulted from lower volumes of approximately 10%, partially offset by an increase of approximately 10% in average selling prices, driven by a more favorable product mix and sales price increase.

On a year-over-year basis, net revenues increased 17.6%, as a result of higher average selling prices of approximately 20%, mainly driven by a more favorable product mix and sales price increase, partially offset by lower volumes of approximately 2%.

Net revenues by product group

	Three Months Ended			% Variation
	April 2, 2022	December 31, 2021	April 3, 2021	Sequential	Year Over Year
	(In millions)
ADG	$1,256	$1,226	$1,043	2.5%	20.5%
AMS	1,087	1,260	1,083	(13.8)	0.4
MDG	1,198	1,062	886	12.8	35.2
Others	5	8	4	—	—
Total consolidated net revenues	$3,546	$3,556	$3,016	(0.3)%	17.6%

On a sequential basis, ADG revenues increased 2.5%, driven by an approximate 19% increase in average selling prices, mainly due to a more favorable product mix and higher selling prices, offset by lower volumes of approximately 16%. AMS revenues decreased 13.8%, as a result of lower volumes of approximately 12% and lower selling prices of approximately 2%, mainly due to a less favorable product mix. MDG revenues increased 12.8%, due to better average selling prices of approximately 8%, driven by higher selling prices and a more favorable product mix, and higher volumes of approximately 5%.

On a year-over-year basis, ADG revenues increased 20.5%, due to higher average selling prices of approximately 29%, mainly due to a more favorable product mix and higher selling prices, partially offset by lower volumes of approximately 8%. AMS revenues remained substantially flat compared to the year-ago period, with higher averages selling prices of approximately 8% offsetting lower volumes of approximately 8%. MDG revenues increased 35.2% due to an increase in both average selling prices and volumes of approximately 18% and 17% respectively.

Net Revenues by Market Channel (1)

	Three Months Ended
	April 2, 2022	December 31, 2021	April 3, 2021
OEM	66%	67%	67%
Distribution	34	33	33
Total consolidated net revenues	100%	100%	100%
(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our first quarter net revenues in Distribution amounted to 34% of our total net revenues, increasing from 33% in the prior and year-ago quarters.

Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	April 2, 2022	December 31, 2021	April 3, 2021	Sequential	Year Over Year
	(In millions)
Europe, Middle East, Africa ("EMEA")	$791	$709	$627	11.6%	26.2%
Americas	494	412	375	19.9	31.7
Asia Pacific	2,261	2,435	2,014	(7.1)	12.3
Total consolidated net revenues	$3,546	$3,556	$3,016	(0.3)%	17.6%
(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.‑based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipments from one location to another, as requested by our customers.

On a sequential basis, EMEA revenues grew 11.6% mainly due to higher sales in Microcontrollers and Automotive. Americas revenues grew 19.9%, mainly due to higher sales in Microcontrollers, RF communications and Automotive. Asia Pacific revenues decreased 7.1%, mainly driven by lower sales in Imaging.

On a year-over-year basis all regions registered double-digits revenue growth. EMEA revenues grew 26.2% mainly due to higher sales in Microcontrollers and Automotive. Americas revenues increased 31.7%, mainly due to higher sales in Microcontrollers, RF communications and Automotive. Asia Pacific revenues increased 12.3%, mainly due to higher sales in Microcontrollers and Automotive, partially offset by lower sales in Imaging.

Gross profit

	Three Months Ended			Variation
	April 2, 2022	December 31, 2021	April 3, 2021	Sequential	Year Over Year
	(In millions)
Gross profit	$1,655	$1,609	$1,175	2.8%	40.8%
Gross margin (as percentage of net revenues)	46.7%	45.2%	39.0%	150 bps	770 bps

In the first quarter of 2022, gross margin was 46.7%, about 170 basis points above the mid-point of our guidance. On a sequential basis, gross margin increased 150 basis points, principally due to improved product mix and favorable pricing.

On a year-over-year basis, gross margin increased 770 basis points, mainly driven by improved sales price and a more favorable product mix.

Operating expenses

	Three Months Ended			Variation
	April 2, 2022	December 31, 2021	April 3, 2021	Sequential	Year Over Year
	(In millions)
Selling, general and administrative	$(358)	$(350)	$(325)	(2.0)%	(10.0)%
Research and development	(477)	(402)	(444)	(18.5)	(7.3)
Total operating expenses	$(835)	$(752)	$(769)	(10.8)%	(8.5)%
As percentage of net revenues	23.5%	21.1%	25.5%	240 bps	-200 bps

The first quarter of 2022 operating expenses increased to $835 million compared to $752 million in the previous quarter, mainly due to higher number of calendar days, net of vacation (89 days in the first quarter of 2022 compared to 82 days in the fourth quarter of 2021).

On a year-over-year basis, operating expenses increased by $66 million, mainly due to higher labor cost, partially offset by positive currency effects, net of hedging.

As a percentage of revenues, our operating expenses amounted to 23.5% in the first quarter of 2022, increasing compared to 21.1% in the prior quarter and decreasing compared to 25.5% in the year-ago quarter.

R&D expenses were net of research tax credits, which amounted to $27 million in the first quarter of 2022, compared to $33 million and $31 million in the prior and year-ago quarters, respectively.

Other income and expenses, net

	Three Months Ended
	April 2, 2022	December 31, 2021	April 3, 2021
	(In millions)
Public funding	$64	$40	$40
Exchange gains and losses, net	2	2	2
Patent costs	(3)	(5)	(2)
COVID-19 incremental costs	(5)	(5)	(5)
Other, net	(1)	—	(1)
Other income and expenses, net	$57	$32	$34
As percentage of net revenues	1.6%	0.9%	1.1%

In the first quarter of 2022, other income and expenses, net, amounted to $57 million income, increasing by $25 million sequentially and by $23 million on a year-over-year basis, mainly due to a one-time positive impact on public funding.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	April 2, 2022	December 31, 2021	April 3, 2021
	(In millions)
Impairment, restructuring charges and other related closure costs	$—	$(4)	$—

In the first quarters of 2022 and 2021, there were no impairment, restructuring charges and other related closure costs.

In the fourth quarter of 2021, we recorded $4 million of restructuring charges, related to an additional charge on benefits paid to employees as part of prior year restructuring plans incurred in one of our back-end sites.

There are no pending restructuring initiatives in 2022.

Operating income

	Three Months Ended
	April 2, 2022	December 31, 2021	April 3, 2021
	(In millions)
Operating income	$877	$885	$440
As percentage of net revenues	24.7%	24.9%	14.6%

In the first quarter of 2022, operating income was $877 million, compared to an operating income of $885 million and $440 million in the prior and year-ago quarters, respectively.

On a sequential basis, our operating income remained substantially flat as improved gross margin profitability was offset by higher operating expenses.

On a year-over-year basis, the increase is mainly driven by the combining effect of higher sales volume and improved gross margin profitability, partially offset by increased operating expenses.

Operating income by product group

	Three Months Ended
	April 2, 2022		December 31, 2021		April 3, 2021
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
ADG	$235	18.7%	$216	17.6%	$85	8.2%
AMS	246	23	335	26.6	187	17.2
MDG	407	34	318	29.9	172	19.4
Total operating income of product groups	888	25	869	24.5	444	14.7
Others(1)	(11)	—	16	—	(4)	—
Total consolidated operating income	$877	24.7%	$885	24.9%	$440	14.6%
(1)

Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase-out and start-up costs of certain manufacturing facilities, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

In the first quarter of 2022, ADG operating income was $235 million, increasing sequentially by $19 million driven by higher profitability in Automotive. AMS operating income was $246 million, decreasing sequentially by $89 million, mainly impacted, as expected, by lower profitability in Imaging. MDG operating income increased by $89 million sequentially, reaching $407 million, driven by Microcontrollers.

ADG operating income increased by $150 million year-over-year, mainly reflecting higher profitability in Automotive. AMS operating income increased by $59 million, mainly driven by Analog and MEMS higher profitability. MDG operating income increased by $235 million, mainly due to Microcontrollers higher profitability.

Reconciliation to consolidated operating income

	Three Months Ended
	April 2, 2022	December 31, 2021	April 3, 2021
	(In millions)
Total operating income of product groups	$888	$869	$444
Impairment, restructuring charges and other related closure costs	—	(4)	—
Unused capacity charges	(9)	—	(2)
Other unallocated manufacturing results	(17)	8	4
Strategic and R&D programs and other non-allocated provisions(1)	15	12	(6)
Total operating income (loss) of Others	(11)	16	(4)
Total consolidated operating income	$877	$885	$440

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the product segments.

Interest income (expense), net

	Three Months Ended
	April 2, 2022	December 31, 2021	April 3, 2021
	(In millions)
Interest income (expense), net	$1	$(5)	$(9)

In the first quarter of 2022, we recorded a net interest income of $1 million, compared to $5 million of interest expense in the prior quarter and $9 million in the year-ago quarter. The first quarter net interest income was composed of $3 million of interest income partially offset by interest expense on borrowings and banking fees of $2 million.

On January 1, 2022, we adopted the new U.S. GAAP reporting guidance on distinguishing liabilities from equity and EPS, by applying the modified retrospective method, under which prior periods are not restated. Interest expense recorded in the prior and year ago quarter included a charge of $5 million and $11 million, respectively, related to the outstanding senior unsecured convertible bonds, mainly resulting from the non-cash accretion expense, as recorded under the previous accounting guidance. With the adoption of the new guidance, the finance cost of the convertible debt instruments outstanding at the date of adoption is limited to the amortization expense of debt issuance costs.

Income tax expense

	Three Months Ended
	April 2, 2022	December 31, 2021	April 3, 2021
	(In millions)
Income tax expense	$(129)	$(127)	$(66)

During the first quarter of 2022, we registered an income tax expense of $129 million, reflecting a 14.8% estimated annual effective tax rate at consolidated level, applied to the first three months of 2022 consolidated income before income tax, consistent with the actual annual tax rate of 2021.

Net income attributable to parent company

	Three Months Ended
	April 2, 2022	December 31, 2021	April 3, 2021
	(In millions)
Net income attributable to parent company	$747	$750	$364
As percentage of net revenues	21.1%	21.1%	12.1%

For the first quarter of 2022, we reported a net income attributable to parent company of $747 million, representing diluted earnings per share of $0.79, compared to $0.82 in the prior quarter and $0.39 in the prior-year quarter.

Diluted earnings per share for the first quarter of 2022 includes the full dilutive effect of our outstanding convertible debt upon adoption of the newly applicable U.S. GAAP reporting guidance on January 1, 2022. Prior periods have not been restated.

Legal Proceedings

For a discussion of legal proceedings, see Note 25 Contingencies, Claims and Legal Proceedings to our Unaudited Interim Consolidated Financial Statements.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products are quoted in currencies other than the U.S. dollar, such as Euro-denominated sales, and consequently are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when translated into U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time and depending on market conditions, the prices in the industry could align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Eurozone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the U.S. dollar weakens or to decrease when the U.S. dollar strengthens.

Our principal strategy to reduce the risks associated with exchange rate fluctuations is to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we hedge certain line items on our Unaudited Interim Consolidated Statements of Income, in particular with respect to a portion of cost of sales, most of R&D expenses and certain SG&A expenses, located in the Eurozone, which we designate as cash flow hedge transactions. We use two different types of hedging instruments: forward contracts and currency options (including collars).

Our Unaudited Interim Consolidated Statement of Income for the three months ended April 2, 2022, included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts settled during the period. Our effective average exchange rate for the first quarter of 2022 was $1.15 for €1.00, compared to $1.17 for €1.00 in the fourth quarter of 2021 and $1.19 for €1.00 in the first quarter of 2021. These effective exchange rates reflect the actual exchange rates combined with the effect of cash flow hedge transactions impacting earnings in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of April 2, 2022, the outstanding hedged amounts were €1,431 million to cover manufacturing costs and €813 million to cover operating expenses, at an average exchange rate of approximately $1.16 and $1.17 for €1.00 (considering the collars at upper strike), respectively, maturing from April 6, 2022 to November 28, 2023. As of April 2, 2022, measured in respect to the exchange rate at period closing of about $1.10 to €1.00, these outstanding hedging contracts and certain settled contracts covering manufacturing expenses capitalized in inventory resulted in a deferred unrealized loss of approximately $56 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the consolidated statement of equity, compared to a deferred unrealized loss of approximately $48 million before tax on December 31, 2021.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of April 2, 2022, the outstanding hedged amounts were SGD 202 million at an average exchange rate of approximately SGD 1.35 to $1.00 maturing from April 6, 2022 to March 2, 2023. As of April 2, 2022, the deferred unrealized gain (loss) of these outstanding hedging contracts were immaterial, consistent with the deferred unrealized gain reported as of December 31, 2021.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In the first quarter of 2022, as a result of our cash flow hedging, we recycled to earnings a loss of $29 million, of which approximately $18 million impacted cost of sales, $9 million impacted R&D and $2 million impacted SG&A expenses, while in the comparable quarter of 2021, we recorded a gain of $23 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into foreign exchange forward contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we do not designate for hedge accounting. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict on a timely basis the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against fluctuations in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure in payables and receivables at our affiliates resulted in a net gain of $2 million recorded in “Other income and expenses, net” in our Unaudited Interim consolidated statement of income for the first quarter of 2022.

The assets and liabilities of subsidiaries whose functional currency is different from the U.S. dollar reporting currency are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of these currency translations have been, and may be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the currency translation are recorded directly in equity and are reported as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. As of April 2, 2022, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information — Risks Related to Our Operations” in our Form 20‑F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents, short-term deposits and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income, net, as reported in our Unaudited Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents, short-term deposits and marketable securities and interest expense recorded on our financial liabilities or on the sale without recourse of receivables, if any and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank (“EIB”) and Cassa Depositi e Prestiti SpA (“CDP”) Floating Rate Loans at Libor and Euribor plus variable spreads. See Note 20 to our Unaudited Interim Consolidated Financial Statements.

As of April 2, 2022, our total financial resources, including cash and cash equivalents, marketable securities and short-term deposits generated an average annual interest rate of 0.68%. At the same date, the average annual interest rate on our outstanding debt was 0.04%.

Impact of Changes in Equity Prices

As of April 2, 2022, we did not hold any significant investments in equity securities with a material exposure to equity price risk. However, on these equity investments, carrying value could be reduced due to further losses or impairment charges. See Note 18 to our Unaudited Interim Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least as single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”). Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provides us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first three months of 2022, our net cash and cash equivalents decreased by $397 million. The components of the net cash variation for the comparable period are set forth below:

	Three Months Ended
	April 2, 2022	April 3, 2021
	(In millions)
Net cash from operating activities	$945	$682
Net cash used in investing activities	(1,140)	(413)
Net cash from (used in) financing activities	(200)	182
Effect of changes in exchange rates	(2)	(3)
Net cash increase (decrease)	$(397)	$448

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first three months of 2022 was $945 million, increasing compared to $682 million in the prior-year period mainly due to higher net income.

Net cash used in investing activities. Investing activities used $1,140 million of cash in the first three months of 2022, increasing compared to $413 million in the prior-year period, mainly due to higher payments for the purchase of tangible and intangible assets, which totaled $863 million in the first quarter of 2022 compared to $423 million in the prior-year period, and higher net investments in marketable securities and short-term deposits of $277 million.

Net cash from (used in) financing activities. Net cash used in financing activities was $200 million for the first three months of 2022, compared to net cash from financing activities of $182 million in the first three months of 2021, and consisted of $86 million repurchase of common stock, $65 million repayment of long-term debt and $49 million of dividends paid to stockholders.

Free Cash Flow (non-U.S. GAAP measure)

We also present Free Cash Flow, which is a non-U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchase of (and proceeds from matured) marketable securities, and net investment in (and proceeds from) short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase (and proceeds from sale) of tangible, intangible and financial assets, and net cash paid for business acquisitions. We believe Free Cash Flow, a non-U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the net cash increase (decrease) by including the payment for purchase of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free

Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined from our consolidated Statements of Cash Flows as follows:

	Three Months Ended
	April 2, 2022	April 3, 2021
	(In millions)
Net cash from operating activities	$945	$682
Net cash used in investing activities	(1,140)	(413)
Excluding:
Payment for purchase of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits	277	(8)
Payment for purchase (and proceeds from sale) of tangible, intangible and financial assets, and net cash paid for business acquisitions(1)	(863)	(421)
Free Cash Flow (non-U.S. GAAP measure)	$82	$261

(1)

Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows for the three months ended April 2, 2022 and April 3, 2021, respectively relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, and Proceeds from sale of financial assets.

Free Cash Flow was positive $82 million in the first quarter of 2022, compared to positive $261 million in the prior-year period.

Net Financial Position (non-U.S. GAAP measure)

Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash if any, short-term deposits and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure, but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash if any, short-term deposits and marketable securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position for each period has been determined from our Consolidated Balance Sheets as follows:

	As of
	April 2, 2022	December 31, 2021	April 3, 2021
	(In millions)
Cash and cash equivalents	$2,828	$3,225	$3,454
Short-term deposits	427	291	573
Marketable securities	139	—	132
Total liquidity	3,394	3,516	4,159
Short-term debt	(140)	(143)	(837)
Long-term debt(1)	(2,414)	(2,396)	(2,137)
Total financial debt(1)	(2,554)	(2,539)	(2,974)
Net Financial Position (non-U.S. GAAP measure) (1)	$840	$977	$1,185
(1)

Net financial position as of April 2, 2022, includes a $107 million increase in long-term debt following the adoption on January 1, 2022 of the new U.S. GAAP reporting guidance related to convertible debt. Prior periods have not been restated.

Our Net Financial Position as of April 2, 2022 was $840 million, decreasing compared to $977 million as of December 31, 2021 and compared to $1,185 million as of April 3, 2021.

Cash and cash equivalents amounted to $2,828 million as of April 2, 2022.

Short-term deposits amounted to $427 million as of April 2, 2022, and consisted of available liquidity with original maturity over three months.

Marketable securities amounted to $139 million, and consisted of U.S. Treasury Bonds classified as available-for-sale.

Financial debt was $2,554 million, as of April 2, 2022, and was composed of (i) $140 million of short-term debt and (ii) $2,414 million of long-term debt. The breakdown of our total financial debt included (i) $902 million in EIB loans, (ii) $152 million in the CDP loan, (iii) $1,494 million in our 2020 Senior Unsecured Convertible Bonds, including a $107 million increase in total financial debt in connection with the adoption on January 1, 2022 of the new U.S. GAAP reporting guidance applicable to convertible debt and (iv) $6 million in loans from other funding programs.

The EIB Loans are comprised of three long-term amortizing credit facilities as part of our public funding programs. The first, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditures in the European Union, fully drawn in Euros, of which $386 million was outstanding as of April 2, 2022. The second, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. It was fully drawn in 2021, of which $516 million was outstanding as of April 2, 2022. The third one, signed in February 2022, is a €600 million loan to support R&D and capital expenditure programs in Italy and France, of which no amount was drawn as of April 2, 2022.

In 2021, we signed a new Facility Agreement with CDP for an amount of €150 million, fully drawn in Euros, of which $152 million was outstanding as of April 2, 2022.

On August 4, 2020, we issued a $1.5 billion offering of senior unsecured convertible bonds convertible into new or existing ordinary shares of the Company. The 2020 Senior Unsecured Convertible Bonds were issued in two $750 million principal amount tranches, Tranche A with a maturity of 5 years (47.5% conversion premium, negative 1.12% yield to maturity, 0% coupon) and Tranche B with a maturity of 7 years (52.5% conversion premium, negative 0.63% yield to maturity, 0% coupon). The conversion price is $43.62 on Tranche A and $45.10 on Tranche B. The 2020 Senior Unsecured Convertible Bonds are convertible by the bondholders if certain conditions are satisfied. Under the terms of the 2020 Senior Unsecured Convertible Bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our election. Proceeds from the issuance of the bonds, net of $10 million transaction costs, amounted to $1,567 million. On January 1, 2022, we adopted the new guidance on distinguishing liabilities from equity, by applying the modified retrospective method, under which comparative periods have not been restated. Long-term debt as of April 2, 2022 reflects the nominal value of the 2020 senior unsecured convertible bonds less unamortized debt issuance costs at $1,494 million while long-term debt as of December 31, 2021 and as of April 3, 2021 reflects the accreted value at $1,387 million and $1,369 million, respectively.

Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $1,312 million as of April 2, 2022.

As of April 2, 2022, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2022	2023	2024	2025	2026	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,560	$139	$139	$139	$889	$139	$1,115

Our 2020 Senior Unsecured Convertible Bonds are presented at their nominal value with original maturity date of 2025 for Tranche A and 2027 for Tranche B, in line with contractual terms.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB” with stable outlook; Moody’s: “Baa2” with stable outlook; Fitch: “BBB” with stable outlook.

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. We are on track with our 2022 plan to invest about $3.4 billion to $3.6 billion in capital expenditures to further increase our production capacity and to support our strategic initiatives. A large portion of these capital expenditures will be devoted to support capacity additions and mix change in our manufacturing footprint, in particular for our wafer fabs: (i) digital 300mm in Crolles, France, optimizing existing infrastructures and extending the cleanroom to support production expansion on our main runner technologies; (ii) certain selected programs of capacity growth and infrastructure preparation in some of our most advanced 200mm fabs, including the analog 200mm fab in Singapore and (iii) increase capacity for SiC power mosfet in our Catania and Singapore fabs. The most important 2022 capital investments for our back-end facilities will be: (i) capacity growth on certain package families, including the SiC technology and automotive related packages, next generation optical sensing technologies and the new generation of Intelligent Power Modules for Automotive and Industrial applications and (ii) specific investments in innovative assembly processes and test operations.

A portion of our capital expenditures will be devoted to strategic initiatives which include: (i) the first industrialization line of our new 300mm wafer fab in Agrate, Italy, to support next generation mixed signal and power technologies; (ii) Gallium nitride (“GaN”) power technologies in our 200mm fab in Tours, France, and prototyping for GaN RF devices in our 150mm fab in Catania, Italy, and (iii) investments for Silicon Carbide (“SiC”) substrates activities. The remaining part of our capital investment plan covers the overall maintenance and efficiency improvements of our manufacturing operations and infrastructure, as well as our Carbon Neutrality execution program in both 150mm, 200mm front-end fabs and back-end plants.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debt in line with maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: long term purchase commitments for material, equipment and software license, take-or-pay type of agreements to outsource wafers from foundries, commercial agreements with customers, long term debt obligations, pension obligations and other long-term liabilities.

Off‑Balance Sheet Arrangements

We had no material off‑balance sheet arrangements as of April 2, 2022.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 Recent Accounting Pronouncements to our Unaudited Interim Consolidated Financial Statements.

Backlog and Customers

During the first quarter of 2022, our booking plus net frame orders increased compared to the fourth quarter of 2021. We entered the second quarter of 2022 with a backlog higher than the level we had when entering in the first quarter of 2022. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities and Exchange Act of 1934, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of certain components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6‑K and Form 20‑F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward‑Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	Uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•

Changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts (including the military conflict between Russia and Ukraine), social unrest, labor actions, or terrorist activities;

•	Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•

Legal, political and economic uncertainty surrounding Brexit may be a continued source of instability in international markets and currency exchange rate volatility and may adversely affect business activity, political stability and economic conditions, and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•

Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);

•

The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•

Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);

•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•

Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•

Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the COVID-19 pandemic in locations where we, our customers or our suppliers operate;

•	Increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our commitment to be carbon neutral by 2027;
•

Potential loss of key employees and potential inability to recruit and retain qualified employees as a result of the COVID-19 pandemic, remote-working arrangements and the corresponding limitation on social and professional interaction;

•

The duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results;

•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•

The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risks are set forth and are discussed in more detail in “Item 3. Key Information” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	(Unaudited)
In million of U.S. dollars except per share amounts	April 2, 2022	April 3, 2021
Net sales	3,540	3,011
Other revenues	6	5
Net revenues	3,546	3,016
Cost of sales	(1,891)	(1,841)
Gross profit	1,655	1,175
Selling, general and administrative	(358)	(325)
Research and development	(477)	(444)
Other income and expenses, net	57	34
Operating income	877	440
Interest income (expense), net	1	(9)
Other components of pension benefit costs	(3)	(2)
Gain on financial instruments, net	—	2
Income before income taxes and noncontrolling interest	875	431
Income tax expense	(129)	(66)
Net income	746	365
Net (income) loss attributable to noncontrolling interest	1	(1)
Net income attributable to parent company stockholders	747	364

Earnings per share (Basic) attributable to parent company stockholders	0.82	0.40
Earnings per share (Diluted) attributable to parent company stockholders	0.79	0.39

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended
	(Unaudited)
In million of U.S. dollars	April 2, 2022	April 3, 2021
Net income	746	365
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(64)	(105)
Foreign currency translation adjustments	(64)	(105)
Net unrealized gains (losses) arising during the period	(1)	(1)
Net unrealized gains (losses) on securities	(1)	(1)
Net unrealized gains (losses) arising during the period	(32)	(41)
Reclassification adjustment for (gains) losses included in net income	25	(20)
Net unrealized gains (losses) on derivatives	(7)	(61)
Net gains (losses) arising during the period	2	3
Defined benefit pension plans	2	3
Other comprehensive income (loss), net of tax	(70)	(164)
Comprehensive income (loss)	676	201
Less: comprehensive income (loss) attributable to noncontrolling interest	(1)	1
Comprehensive income (loss) attributable to the company's stockholders	677	200

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

In million of U.S. dollars, except share amounts	April 2, 2022	December 31, 2021
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	2,828	3,225
Short-term deposits	427	291
Marketable securities	139	-
Trade accounts receivable, net	1,809	1,759
Inventories	2,147	1,972
Other current assets	633	581
Total current assets	7,983	7,828
Goodwill	307	313
Other intangible assets, net	462	438
Property, plant and equipment, net	6,151	5,660
Non-current deferred tax assets	604	652
Long-term investments	10	10
Other non-current assets	705	639
	8,239	7,712
Total assets	16,222	15,540

Liabilities and equity
Current liabilities:
Short-term debt	140	143
Trade accounts payable	1,608	1,582
Other payables and accrued liabilities	1,207	1,101
Dividends payable to stockholders	6	55
Accrued income tax	113	68
Total current liabilities	3,074	2,949

Long-term debt	2,414	2,396
Post-employment benefit obligations	436	442
Long-term deferred tax liabilities	47	64
Other long-term liabilities	424	416
	3,321	3,318
Total liabilities	6,395	6,267

Commitment and contingencies

Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 904,642,060 shares outstanding)	1,157	1,157
Additional paid-in-capital	2,472	2,533
Retained earnings	5,995	5,223
Accumulated other comprehensive income	426	496
Treasury stock	(286)	(200)
Total parent company stockholders' equity	9,764	9,209
Noncontrolling interest	63	64
Total equity	9,827	9,273

Total liabilities and equity	16,222	15,540

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2020 (Audited)	1,157	3,062	(93)	3,599	723	58	8,506
Repurchase of common stock			(156)				(156)
Stock-based compensation expense		65					65
Comprehensive income (loss):
Net income				364		1	365
Other comprehensive income (loss), net of tax					(164)		(164)
Comprehensive income (loss)							201
Balance as of April 3, 2021 (Unaudited)	1,157	3,127	(249)	3,963	559	59	8,616

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2021 (Audited)	1,157	2,533	(200)	5,223	496	64	9,273
Repurchase of common stock			(86)				(86)
Transition effect of update in accounting standard		(117)		25			(92)
Stock-based compensation expense		56					56
Comprehensive income (loss):
Net income (loss)				747		(1)	746
Other comprehensive income (loss), net of tax					(70)		(70)
Comprehensive income (loss)							676
Balance as of April 2, 2022 (Unaudited)	1,157	2,472	(286)	5,995	426	63	9,827
The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	(Unaudited)
In million of U.S. dollars	April 2, 2022	April 3, 2021
Cash flows from operating activities:
Net income	746	365
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	283	256
Interest and amortization of issuance costs on convertible bonds	—	11
Gain on financial instruments, net	—	(2)
Non-cash stock-based compensation	56	65
Other non-cash items	(25)	(29)
Deferred income tax	39	11
Changes in assets and liabilities:
Trade receivables, net	(57)	40
Inventories	(194)	(32)
Trade payables	22	57
Other assets and liabilities, net	75	(60)
Net cash from operating activities	945	682

Cash flows used in investing activities:
Payment for purchase of tangible assets	(840)	(405)
Payment for purchase of marketable securities	(140)	—
Net proceeds from (investment in) short-term deposits	(137)	8
Payment for purchase of intangible assets	(23)	(18)
Proceeds from sale of financial assets	—	2
Net cash used in investing activities	(1,140)	(413)

Cash flows from (used in) financing activities:
Proceeds from long-term debt	—	406
Repayment of long-term debt	(65)	(30)
Repurchase of common stock	(86)	(156)
Dividends paid to stockholders	(49)	(38)
Net cash from (used in) financing activities	(200)	182
Effect of changes in exchange rates	(2)	(3)
Net cash increase (decrease)	(397)	448
Cash and cash equivalents at beginning of the period	3,225	3,006
Cash and cash equivalents at end of the period	2,828	3,454

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the "Company") is registered in the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on April 2, its second quarter will end on July 2, its third quarter will end on October 1, and its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2021 except for the change in accounting guidance related to financial instruments with characteristics of liabilities and equity, as discussed in Note 5. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except share and per-share amounts.

The accompanying unaudited interim consolidated financial statements do not include certain footnotes and financial disclosures normally required on an annual basis under U.S. GAAP. Therefore, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2022.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales allowances and returns,
•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,
•	recognition and measurement of loss contingencies,
•	valuation at fair value of assets acquired and liabilities assumed on business acquisitions, and measurement of any contingent consideration,

•	annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment of events which could trigger impairment testing on long-lived assets,
•	assessment of the Company’s long-lived assets economic useful lives,
•	assumptions used in measuring expected credit losses and impairment charges on financial assets,
•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•	assumptions used in calculating pension obligations and other long-term employee benefits,
•

determination of the amount of tax expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. COVID-19 pandemic did not result in significant impacts on these estimates.

5.	Recent Accounting Pronouncements

In August 2020, the FASB issued new guidance on distinguishing liabilities from equity and EPS, to simplify an issuer’s accounting for convertible instruments by eliminating the cash conversion and beneficial conversion feature models in ASC 470-20 that require separate accounting for embedded conversion features. The guidance also simplifies the settlement assessment that issuers perform to determine whether a contract in their own equity qualifies for equity classification. Finally, the guidance requires entities to use in the calculation of the diluted EPS the if-converted method for all convertible instruments and to include the effect of share settlement for instruments that may be settled in cash or shares. The new guidance is effective for public companies for annual periods beginning after December 15, 2021. The guidance could be adopted either on a full retrospective basis or by applying the modified retrospective approach, with the impact upon transition recorded in equity for existing instruments outstanding as of the adoption date.

The guidance became effective for the Company on January 1, 2022. The Company adopted the new guidance by applying the modified retrospective method on the dual-tranche senior unsecured convertible bonds issued on August 4, 2020, which are convertible instruments with cash conversion features in the scope of the new guidance. The impact of the new guidance on the Company’s consolidated financial statements was a $107 million increase in Long-term debt, to reflect the convertible debt at its $1,500 million nominal value, less $6 million of unamortized debt issuance costs, and a $15 million decrease in Long-term deferred tax liabilities, with a corresponding $92 million decrease in equity (composed of a $117 million decrease in Additional paid-in capital and a $25 million increase in Retained earnings). In subsequent periods, the carrying value of the convertible bonds is incremented up to its nominal value over the amortization pattern of the $6 million unamortized debt issuance costs. The Company has also determined the dilutive effect of the convertible bonds by applying the if-converted method under which the convertible bonds are dilutive for the total 33,825,000 number of underlying shares based on the original share conversion price.

In November 2021, the FASB issued new guidance on disclosures about government assistance, to increase the transparency in reporting government assistance, including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. The new guidance is effective for public companies for annual periods beginning after December 15, 2021. These disclosures are not required on an interim reporting basis but only annually. The guidance became effective for the Company on January 1, 2022, with no significant impact expected on the Company’s annual consolidated financial statements since they already include specific disclosures about public funding, including: the nature of the grants (e.g. investment and research tax credits, R&D and capital grants); a description of the main programs to which the Company participates; the accounting policies applied to these transactions, and the effect of those transactions on the entity’s annual consolidated financial statements.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three Months Ended
	April 2, 2022	April 3, 2021
Public funding	64	40
Exchange gains and losses, net	2	2
Patent costs	(3)	(2)
COVID-19 incremental costs	(5)	(5)
Other, net	(1)	(1)
Total	57	34

The Company receives public funding from governmental bodies in several jurisdictions. Public funding for research, development and other innovation programs is recognized ratably as the related costs are incurred once the agreement with the respective governmental body has been signed and all applicable conditions have been met.

Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of derivative instruments which are not designated as hedges, as described in Note 26.

Patent costs mainly include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

COVID-19 incremental costs are mainly composed of purchases of medical disposables, such as masks and sanitizers, and other expenses related to sanitary measures undertaken to protect employees.

7.	Interest Income (Expense), Net

Interest income (expense), net consisted of the following:

	Three Months Ended
	April 2, 2022	April 3, 2021
Income	3	4
Expense	(2)	(13)
Total	1	(9)

Interest income is related to cash and cash equivalents, short-term deposits and marketable securities held by the Company.

On January 1, 2022 the Company adopted the new guidance on distinguishing liabilities from equity and EPS, by applying the modified retrospective method, under which comparative periods are not restated. Under the previous guidance, the Company amortized through earnings the debt discount resulting from the initial allocation of proceeds between debt and equity components. Interest expense recorded in the first three months of 2021 included a charge of $5 million on the senior unsecured convertible bonds issued on July 3, 2017 and a charge of $6 million on the senior unsecured convertible bonds issued on August 4, 2020, mainly resulting from the non-cash accretion of the discount on the liability component, as recorded under the previous accounting guidance. With the adoption of the new guidance, the financial cost of the convertible debt instruments outstanding at the date of adoption is limited to the amortization expense of debt issuance costs, resulting in interest expense recorded in the first three months of 2022 including a charge of less than $1 million on the senior unsecured convertible bonds issued on August 4, 2020. Convertible debt is further described in Note 20.

Interest expense also includes charges related to the banking fees and the sale without recourse of trade and other receivables, if any.

8.	Income Taxes

Income tax expense is as follows:

	Three Months Ended
	April 2, 2022	April 3, 2021
Income tax expense	(129)	(66)

The annual estimated effective tax rate method was applied, as management believes it provides a reliable estimate of the expected yearly income tax expense on an interim basis. The Company recorded an income tax expense of $129 million during the first quarter of 2022, reflecting the estimated annual effective tax rate at consolidated level, applied to the consolidated income before income tax.

At each reporting date, the Company assesses the recoverability of deferred tax assets and all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in assessing whether the tax benefit must be recognized. The second step consists in measuring the amount of tax benefit to be recognized on each uncertain tax position. In step one, only tax positions with a sustainability threshold higher than 50% are recognized. In step two, the Company determines the amount of recognizable tax benefit. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authorities.

9.	Earnings per Share

Basic net earnings per share (“EPS”) is computed based on net income attributable to parent company stockholders using the weighted average number of common shares outstanding during the reporting period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to unvested shares granted and stock used in the settlement of convertible debt.

	Three Months Ended
	April 2, 2022	April 3, 2021

Basic EPS

Net income attributable to parent company	747	364
Weighted average number of shares outstanding	905,357,995	903,371,106

Basic EPS	0.82	0.40

Diluted EPS
Net income attributable to parent company, as reported	747	364
Add: Finance cost on convertible bonds, net of tax	—
Net income attributable to parent company, as adjusted	747

Weighted average number of shares outstanding	905,357,995	903,371,106
Dilutive effect of stock awards	9,182,119	10,858,083
Dilutive effect of convertible bonds	33,825,000	17,268,531
Number of shares used in calculating diluted EPS	948,365,114	931,497,720

Diluted EPS	0.79	0.39

On January 1, 2022 the Company adopted the new guidance on distinguishing liabilities from equity and EPS, by applying the modified retrospective method, under which prior periods are not restated.

Under the previous guidance, the Company applied the treasury stock method to determine the dilutive effect of convertible bonds as past experience, existed stated policies and the contractual terms of the bonds provided a reasonable basis to expect that the settlement would include cash, shares or a mix of both.

With the adoption of the new guidance, the treasury stock method is no longer applied. The Company applies the if-converted method to determine the dilutive effect of convertible bonds, as reporting entities are required to assume share settlement, even when an instrument can be settled in cash or shares at the issuer’s option. The senior unsecured convertible bonds issued on August 4, 2020 are consequently fully dilutive, with the total underlying shares presented in the line “Dilutive effect of convertible bonds” of the table above for the first quarter of 2022.

10.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the three months ended April 2, 2022:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2021	(48)	—	(162)	660	450
Cumulative tax impact	6	—	40	—	46
December 31, 2021, net of tax	(42)	—	(122)	660	496
OCI before reclassifications	(37)	(1)	—	(64)	(102)
Amounts reclassified from AOCI	29	—	2	—	31
OCI for the three months ended April 2, 2022	(8)	(1)	2	(64)	(71)
Cumulative tax impact	1	—	—	—	1
OCI for the three months ended April 2, 2022, net of tax	(7)	(1)	2	(64)	(70)
April 2, 2022	(56)	(1)	(160)	596	379
Cumulative tax impact	7	—	40	—	47
April 2, 2022, net of tax	(49)	(1)	(120)	596	426

Items reclassified out of Accumulated Other Comprehensive Income for the three months period ended April 2, 2022 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	(18)	Cost of sales
Foreign exchange derivative contracts	(2)	Selling, general and administrative
Foreign exchange derivative contracts	(9)	Research and development
	4	Income tax benefit (expense)
	(25)	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(2)	Other components of pension benefit costs(1)
	—	Income tax benefit (expense)
	(2)	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	(27)	Net of tax
(1)	These items are included in the computation of net periodic pension cost, as described in Note 21.

11.	Short-Term Deposits and Marketable Securities

To optimize the return yield on its short-term investments, the Company invested $427 million of available cash in short-term deposits as of April 2, 2022. These short-term deposits represent cash equivalents with original maturity beyond three months and no significant risk of changes in fair value.

Changes in the balance of marketable securities, as reported in current assets on the Consolidated Balance Sheets as of April 2, 2022 are detailed in the table below:

	December 31, 2021	Purchase	Sale/ Redemption	Change in fair value included in OCI for available-for-sale marketable securities*	April 2, 2022
U.S. Treasury debt securities	—	140	—	(1)	139
Total	—	140	—	(1)	139

In the first quarter of 2022, the Company invested $140 million available cash in U.S. Treasury bonds. The debt securities have an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 3.3 years. The debt securities are reported as current assets on the line “Marketable securities” on the consolidated balance sheet as of April 2, 2022, since they represented investments of funds available for current operations. The bonds are classified as available-for-sale financial assets and recorded at fair value as of April 2, 2022. The fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregate amortized cost basis of these securities totaled $140 million as of April 2, 2022.

The Company did not hold debt securities as of December 31, 2021

12.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	As of	As of
	April 2, 2022	December 31, 2021
Trade accounts receivable	1,828	1,778
Current expected credit losses allowance ("CECLA")	(19)	(19)
Total	1,809	1,759

The Company uses a lifetime expected losses allowance for all trade receivables based on failure rates, as applied to the gross amounts of trade accounts receivable. The allowance also includes reasonable assumptions about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the Company’s customers to settle the receivables. In addition to the factors already embedded in the failure rates, as applied on trade accounts receivable, the Company has identified cyclicality and uncertainties around continued growth for the semiconductor industry and its serviceable available market to be the most relevant factors. These macroeconomic factors are weighted into different economic scenarios, in line with estimates and methodologies applied by other business entities, including financial institutions.

On that basis, the changes in reported CECLA for the period ended April 2, 2022 are presented below:

Three Months Ended
April 2, 2022
CECLA as of December 31, 2021	(19)
Current-period adjustment to CECLA	—
CECLA as of April 2, 2022	(19)

Adjustments to the expected credit losses allowance are reported in the line “Selling, general and administrative” in the Consolidated Statements of Income.

13.	Inventories

Inventories consisted of the following:

	As of	As of
	April 2, 2022	December 31, 2021
Raw materials	244	223
Work-in-process	1,366	1,235
Finished products	537	514
Total	2,147	1,972

Reserve for obsolescence is estimated for excess uncommitted inventories based on history of sales, backlog of orders and production plans.

14.	Goodwill

Goodwill allocated to reportable segments and changes in the carrying amount of goodwill were as follows:

	ADG	AMS	MDG	Total
December 31, 2021	83	2	228	313
Business combinations	—	—	—	—
Foreign currency translation	(3)	—	(3)	(6)
April 2, 2022	80	2	225	307

15.	Other Intangible Assets, net

Other intangible assets, net consisted of the following:

April 2, 2022	Gross Value	Accumulated Depreciation	Net Amount
Technologies & licenses	1,015	(691)	324
Purchased & internally developed software	570	(491)	79
Technologies in progress	58	—	58
Other intangible assets	71	(70)	1
Total	1,714	(1,252)	462

December 31, 2021	Gross Value	Accumulated Depreciation	Net Amount
Technologies & licenses	978	(675)	303
Purchased & internally developed software	567	(485)	82
Technologies in progress	52	—	52
Other intangible assets	72	(71)	1
Total	1,669	(1,231)	438

The line “Technologies in progress” in the table above also includes internally developed software under construction and software not ready for their intended use.

Amortization expense related to intangible assets subject to amortization was $25 million and $23 million for the first three months of 2022 and 2021, respectively.

Estimated future amortization expense related to intangible assets as of April 2, 2022 is as follows:

Year
Remainder of 2022	86
2023	100
2024	86
2025	61
2026	40
Thereafter	89
Total	462

16.	Property, Plant and Equipment, net

Property, plant and equipment, net consisted of the following:

April 2, 2022	Gross Value	Accumulated Depreciation	Net Amount
Land	85	—	85
Buildings	938	(559)	379
Facilities & leasehold improvements	3,453	(2,901)	552
Machinery and equipment	17,202	(13,761)	3,441
Computer and R&D equipment	391	(331)	60
Operating lease right-of-use assets	309	(122)	187
Other tangible assets	155	(95)	60
Construction in progress	1,387	—	1,387
Total	23,920	(17,769)	6,151

December 31, 2021	Gross Value	Accumulated Depreciation	Net Amount
Land	84	—	84
Buildings	951	(562)	389
Facilities & leasehold improvements	3,490	(2,936)	554
Machinery and equipment	17,085	(13,786)	3,299
Computer and R&D equipment	395	(333)	62
Lease right-of-use assets	314	(114)	200
Other tangible assets	147	(97)	50
Construction in progress	1,022	—	1,022
Total	23,488	(17,828)	5,660

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification not yet ready for their intended use.

The depreciation charge was $258 million and $233 million for the first three months of 2022 and 2021, respectively.

17.	Leases

As of April 2, 2022 and December 31, 2021, finance lease right-of-use assets were less than $1 million. The below information is thus presented for operating leases only.

Operating leases consisted of the following:

Maturities of operating lease liabilities are as follows:

	As of	As of
	April 2, 2022	December 31, 2021
Assets
Right-of-use assets	187	200
Total right-of-use assets	187	200

Lease liabilities
Current	52	55
Non-current	137	148
Total lease liabilities	189	203

	As of	As of
	April 2, 2022	December 31, 2021
2022	43	59
2023	47	46
2024	30	30
2025	18	18
2026	13	13
Thereafter	84	84
Total future undiscounted cash outflows	235	250
Effect of discounting	(46)	(47)
Total operating lease liabilities	189	203

Operating lease term and discount rate are as follows:

	As of	As of
	April 2, 2022	December 31, 2021
Weighted average remaining lease term (in years)	9.58	9.38
Weighted average discount rate	2.72%	2.69%

Operating lease cost and cash paid for the first three months of 2022 and 2021 are as follows:

	Three Months Ended
	April 2, 2022	April 3, 2021
Operating lease cost	17	18
Operating lease cash paid	16	16

Right-of-use assets obtained in exchange for new operating lease liabilities in the first three months of 2022 and 2021 are as follows:

	Three Months Ended
	April 2, 2022	April 3, 2021
Operating leases	9	9

18.	Long-Term Investments

	As of	As of
	April 2, 2022	December 31, 2021
Long-term investments	10	10
Total	10	10

Long-term investments are equity securities with no readily determinable fair value for which the Company has elected to apply the cost method as a measurement alternative. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified DNP as a VIE but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around creation of masks and development of high level mask technology. The Company does not have the power to direct these activities. The Company’s current maximum exposure to losses as a result of its involvement with DNP is limited to its investment. The Company has not provided additional financial support to DNP in the first three months of 2022 and currently has no current requirement or intent to provide further financial support to DNP.

19.	Other Non-Current Assets

Other non-current assets consisted of the following:

	As of	As of
	April 2, 2022	December 31, 2021
Equity securities	26	29
Long-term State receivables	546	506
Deposits and other non-current assets	133	104
Total	705	639

Long-term State receivables include receivables related to funding and receivables related to tax refunds. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research, development, innovation, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

From time to time, the Company enters into factoring transactions to accelerate the realization in cash of some non-current assets. There were no factoring transactions during the first three months of 2022 and 2021.

The major portion of other non-current assets to which the expected credit loss model applies are long-term State receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be negligible as of April 2, 2022, and December 31, 2021. Other non-current assets presented in the table above on the line "Deposits and other non-current assets" are composed of individually insignificant amounts not deemed to have exposure of default. Consequently, no significant expected credit loss allowance was reported on other non-current assets at reporting date.

20.	Long-Term Debt

Long-term debt presented by maturity date consisted of the following:

	As of	As of
	April 2, 2022	December 31, 2021
Funding program loans from European Investment Bank:
0.06% due 2028, floating interest rate at Euribor + 0.589%	197	202
0.04% due 2029, floating interest rate at Euribor + 0.564%	189	222
0.12% due 2031, floating interest rate at Euribor + 0.583%	334	379
0.12% due 2031, floating interest rate at Euribor + 0.660%	182	187
Credit Facility from Cassa Depositi e Prestiti SpA ("CDP"):
0.15% due 2027, floating interest rate at Euribor + 0.690%	152	156
Dual tranche senior unsecured convertible bonds
Zero-coupon due 2025 (Tranche A)	747	713
Zero-coupon due 2027 (Tranche B)	747	674
Other funding program loans:
0.32% (weighted average), due 2022-2028, fixed interest rate	6	6
Total long-term debt	2,554	2,539
Less current portion	(140)	(143)
Total long-term debt, less current portion	2,414	2,396

On August 4, 2020, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond with $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond with $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company.

On January 1, 2022 the Company adopted the new guidance on distinguishing liabilities from equity to simplify an issuer’s accounting for convertible instruments by eliminating the cash conversion and beneficial conversion feature models in ASC 470-20. The Company adopted the new guidance by applying the modified retrospective method on instruments outstanding at transition date. These instruments correspond solely to the dual-tranche senior unsecured convertible bonds issued on August 4, 2020, which are convertible instruments with cash conversion features in the scope of the new guidance.

Under previous guidance, proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The fair value of the liability component at initial recognition totaled $1,362 million before allocation of issuance costs and deferred tax effect. An amount of $215 million, before allocation of $1 million issuance costs and $30 million deferred tax effect, was recorded in equity as the value of the conversion features of the instruments. Under the new guidance, the Company is no longer required to separately present in equity the cash conversion features embedded in the convertible bonds. Instead, the convertible bonds are wholly accounted for as debt and thus, are stated at principal amount less unamortized debt issuance costs. The new guidance does not affect the separation model for embedded conversion features of convertible debt instruments issued with substantial premium, for which the premium is required to be recorded as additional paid-in capital. The premium received by the Company upon issuance of the convertible bonds remains therefore in equity and amounts to $77 million, net of the corresponding deferred tax effect. The impact upon adoption on the Company’s consolidated financial statements was a $107 million increase in Long-term debt, to reflect the convertible debt at its $1,500 million nominal value, less $6 million of unamortized debt issuance costs, and a $15 million decrease in Long-term deferred tax liabilities, with a corresponding $92 million decrease in equity (composed of a $117 million decrease in Additional paid-in capital and a $25 million increase in Retained earnings).

As of April 2, 2022, the Company stock price did not exceed the conversion price of the senior unsecured convertible bonds issued on August 4, 2020.

In the first quarter of 2022, the Company finalized the signature of a long-term credit facility with the European Investment Bank (“EIB”) for a total of €600 million. Out of the €600 million, no amount had been drawn as of April 2, 2022.

The Company’s long-term debt contained standard conditions but does not impose minimum financial ratios. The Company had unutilized committed medium-term credit facilities with core relationship banks totaling $1,312 million as of April 2, 2022.

21.	Post-Employment and Other Long-Term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses December 31 as measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if the amounts were immediately due as of April 2, 2022, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits
	Three Months Ended
	April 2, 2022	April 3, 2021
Service cost	(8)	(9)
Interest cost	(8)	(5)
Expected return on plan assets	6	6
Amortization of actuarial net (loss) gain	(1)	(3)
Net periodic benefit cost (1)	(11)	(11)
(1)

Defined benefit plan expense components other than service cost, representing $3 million and $2 million in the first three months of 2022 and 2021, respectively, were recognized outside operating income in “Other components of pension benefit costs” in the Consolidated Statements of Income. Service cost was recognized within operating income.
	Other long-term benefits
	Three Months Ended
	April 2, 2022	April 3, 2021
Service cost	(1)	(1)
Net periodic benefit cost	(1)	(1)

Employer contributions paid and expected to be paid in 2022 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2021.

22.	Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

	As of	As of
	April 2, 2022	December 31, 2021
Non-current operating lease liabilities	137	148
Contingent consideration for business combinations	69	70
Other long-term employee benefits	90	90
Long-term liability related to public funding	40	44
Others	88	64
Total	424	416

Lease liabilities are further described in Note 17. Deferred and contingent consideration related to business acquisitions are further described in Note 27.

23.	Dividends

The Annual General Meeting of Shareholders (“AGM”) held on May 27, 2021 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2021 and first quarter of 2022. The amounts of $54 million corresponding to the first installment, $55 million corresponding to the second installment, $54 million corresponding to the third installment and $49 million corresponding to the fourth installment were paid as of April 2, 2022. The remaining portion of $6 million associated with the fourth installment are presented on the line “Dividends payable to stockholders” in the consolidated balance sheet as of April 2, 2022.

The AGM held on June 17, 2020 authorized the distribution of a cash dividend of $0.168 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.042 in each of the second, third and fourth quarters of 2020 and first quarter of 2021. An amount of $37 million corresponding to the first installment, $38 million corresponding to the second installment and $34 million corresponding to the third installment were paid as of December 31, 2020. The remaining $4 million portion of the third installment and the fourth installment, totaling $38 million, were paid in the first three months of 2021.

24.	Shareholder’ Equity

The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04.  As of April 2, 2022, the number of shares of common stock issued was 911,281,920 shares (911,276,920 as of December 31, 2021).

As of April 2, 2022, the number of shares of common stock outstanding was 904,642,060 (906,518,057 as of December 31, 2021).

As of April 3, 2021, the Company owned 6,639,860 shares classified as treasury stock in the consolidated statement of equity compared to 4,758,863 shares as of December 31, 2021.

The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs. As of April 2, 2022, 67,955,594 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 22,381 were transferred in the first three months of 2022.

On July 1, 2021, the Company announced the launch of a share buy-back program of up to $1,040 million to be executed within a three-year period. The Company intends to carry out the buy-back program, and holds the shares bought back as treasury stock for the purpose of meeting the Company’s obligations in relation to its employee stock award plans and to support the potential settlement of its outstanding convertible debt. During the first three months of 2022, as part of the share buy-back program announced on July 1, 2021, the Company repurchased approximately 1.9 million shares of its common stock for a total amount of $86 million.

25.	Contingencies, Claims and Legal Proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Company, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, anti-trust, anti-corruption, competition, other compliance regulations, tax claims beyond assessed uncertain tax positions, environmental damages as well as claims arising out of theft, loss, or misuse of personal data. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Company regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third-party patents or other third-party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company has contractual commitments to various customers which could require the Company to incur costs to repair or replace defective products it supplies to such customer. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Company is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Company’s results of operations, cash flows or its financial position.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves or insurance policies will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As of April 2, 2022 and December 31, 2021, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

26.	Derivative Instruments and Risk Management

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

Foreign currency exchange risk

Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company and its subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the Consolidated Statements of Income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its R&D, SG&A expenses as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the Consolidated Balance Sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are highly effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The whole change in fair value recorded on the hedging instrument is reported as a component of “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As of April 2, 2022, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	421	775
Currency collars	392	656

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	202

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments. As a consequence, the Company is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.

Credit risk

The expected credit loss and impairment methodology applied on each category of financial assets is further described in each respective note. While cash and cash equivalents are also subject to the expected credit loss model, the identified expected credit loss is deemed to be immaterial. The maximum exposure for all financial assets is their carrying amount.

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. Credit risk typically arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, the counterparty of derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables.

The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Credit risk is managed at the level of the Group. The Company selects banks and/or financial institutions that operate with the Company based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash, which mitigates credit risk. There is no major concentration of credit risk, whether through exposure to individual customers, specific industry sectors or regions. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

The Company’s investments in instruments carried at amortized cost primarily include receivables towards government bodies. As such, they are investments with immaterial credit loss. Any remaining receivable is of low credit risk and is individually not significant. The credit ratings of the investments are monitored for credit deterioration.

Other market risk

For a complete description of exposure to market risks, these interim financial statements should be read in conjunction with the consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

Information on fair value of derivative instruments and their classification in the Consolidated Balance Sheets as of April 2, 2022 and December 31, 2021 is presented in the tables below:

		As of	As of
		April 2, 2022	December 31, 2021
Asset Derivatives	Balance sheet location	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	2
Foreign exchange forward contracts	Other non-current assets	1	—
Currency collars	Other current assets	—	1
Currency collars	Other non-current assets	3	—
Total derivatives designated as a hedge:		5	3
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	2	3
Total derivatives not designated as a hedge:		2	3
Total Derivatives		7	6

		As of	As of
		April 2, 2022	December 31, 2021
Liability Derivatives	Balance sheet location	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(35)	(29)
Foreign exchange forward contracts	Other non-current liabilities	(1)	—
Currency collars	Other payables and accrued liabilities	(16)	(13)
Total derivatives designated as a hedge:		(52)	(42)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(3)	(1)
Total derivatives not designated as a hedge:		(3)	(1)
Total Derivatives		(55)	(43)

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented assets for a net amount of $3 million (composed of $6 million asset net of a $3 million liability) and liabilities for a net amount of $16 million (composed of $3 million asset net of a $19 million liability) as of April 2, 2022. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements and are compliant with Protocols of the European Market Infrastructure Regulation (“EMIR”), which are not offset in the Consolidated Balance Sheets, and representing total assets of $4 million and total liabilities of $39 million as of April 2, 2022.

The effect of derivative instruments designated as cash flow hedge on the Consolidated Statements of Income for the three months ended April 2, 2022 and April 3, 2021 and on the “Accumulated other comprehensive income

(loss)” (“AOCI”) as reported in the Consolidated Statements of Equity as of April 2, 2022 and December 31, 2021 is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	As of	As of		Three Months Ended
	April 2, 2022	December 31, 2021		April 2, 2022	April 3, 2021
Foreign exchange forward contracts	(26)	(20)	Cost of sales	(12)	10
Foreign exchange forward contracts	(3)	(2)	Selling, general and administrative	(1)	1
Foreign exchange forward contracts	(9)	(9)	Research and development	(6)	4
Currency collars	(11)	(11)	Cost of sales	(6)	4
Currency collars	(2)	(1)	Selling, general and administrative	(1)	1
Currency collars	(5)	(5)	Research and development	(3)	3
Total	(56)	(48)	Total	(29)	23

A total $57 million loss deferred in AOCI is expected to be reclassified to earnings within the next twelve months.

No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars. No ineffective portion of the cash flow hedge relationships was recorded on the hedge transactions that were settled in the first three months of 2022 and 2021. No ineffectiveness is to be reported on hedge transactions outstanding as of April 2, 2022.

The effect on the Consolidated Statements of Income for the three months ended April 2, 2022 and April 3, 2021 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss) recognized in earnings	Gain (loss) recognized in earnings
		Three Months Ended
		April 2, 2022	April 3, 2021
Foreign exchange forward contracts	Other income and expenses, net	1	18
Total		1	18

The Company did not enter into any derivative instrument containing credit-risk-related contingent features.

27.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as of April 2, 2022:

		Fair Value Measurements using
	April 2, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	139	139	—	—
Short-term deposits	427	427	—	—
Equity securities measured at fair value through earnings	26	26	—	—
Derivative assets designated as cash flow hedge	5	—	5	—
Derivative assets not designated as cash flow hedge	2	—	2	—
Derivative liabilities designated as cash flow hedge	(52)	—	(52)	—
Derivative liabilities not designated as cash flow hedge	(3)	—	(3)	—
Contingent consideration for business acquisitions	(76)	—	—	(76)
Total	468	592	(48)	(76)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as of December 31, 2021:

		Fair Value Measurements using
	December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Short-term deposits	291	291	—	—
Equity securities measured at fair value through earnings	29	29	—	—
Derivative assets designated as cash flow hedge	3	—	3	—
Derivative assets not designated as cash flow hedge	3	—	3	—
Derivative liabilities designated as cash flow hedge	(42)	—	(42)	—
Derivative liabilities not designated as cash flow hedge	(1)	—	(1)	—
Contingent consideration for business acquisitions	(77)	—	—	(77)
Total	206	320	(37)	(77)

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), there was no material modification between January 1, 2022 and April 2, 2022.

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2021 and April 3, 2021 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2021	123
Changes in fair value measurement	1
Currency translation adjustment	(5)
April 3, 2021	119

Contingent consideration reported as noncurrent liabilities on the Consolidated Balance Sheets as of April 2, 2022 and December 31, 2021 is based on the probability that the milestones defining the variable components of the consideration will be achieved.

Contingent consideration is composed of $7 million reported in the line “Other payables and accrued liabilities” and $69 million reported in the line “Other long-term liabilities” in the consolidated balance sheet as of April 2, 2022, compared to $7 million reported in the line “Other payables and accrued liabilities” and $70 million reported in the line “Other long-term liabilities” in the consolidated balance sheet as of December 31, 2021.

No asset (liability) was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as of April 2, 2022 and April 3, 2021, respectively.

The following table includes additional fair value information on other financial assets and liabilities as of April 2, 2022 and December 31, 2021:

		As of		As of
		April 2, 2022		December 31, 2021
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents(1)	1	2,441	2,441	2,883	2,883
Short-term deposits	1	427	427	291	291
Long-term debt
- Bank loans (including current portion)	2	1,060	1,060	1,152	1,152
- Senior unsecured convertible bonds issued on August 4, 2020(2)	1	1,494	1,811	1,387	1,975
(1)	Cash equivalents primarily correspond to deposits at call with banks.

(2)

The carrying amount as of April 2, 2022 of the senior unsecured convertible bonds as reported above corresponds to the nominal value of the bonds, net of $6 million unamortized debt issuance costs, in compliance with the new accounting guidance. The impact of first adoption is described in Note 5 and Note 20. The fair value represented the market price of the bonds trading on the Frankfurt Stock Exchange.

The Company did not report securities that were in an unrealized loss position as of December 31, 2021.

The methodologies used to estimate fair values are as follows:

Components	Methodology used to estimate fair value
Debt securities classified as available-for-sale	Quoted market prices for identical instruments
Foreign exchange forward contracts, currency options and collars	Quoted market prices for similar instruments
Equity securities measured at fair value through earnings	Quoted market prices for identical instruments
Equity securities carried at cost as a measurement alternative	Upon liquidation or valuation of the underlying investments on a new round of third-party financing
Convertible debt instruments	Quoted market price of the bonds trading on the Frankfurt Stock Exchange
Cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are considered as reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

28.	Revenues
28.1	Nature of goods and services

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The principal activities – separated by reportable segments – from which the Company generates its revenues are described in Note 29.

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.

28.2	Revenue recognition and disaggregation

The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection, if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.

The payment terms typically range between 30 and 90 days.

The Company’s consolidated net revenues disaggregated by reportable segment are presented in Note 29. The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment, nature and market channel:

	Three Months Ended
	April 2, 2022	April 3, 2021
Net revenues by geographical region of shipment(1)
EMEA	791	627
Americas	494	375
Asia Pacific	2,261	2,014
Total revenues	3,546	3,016
Net revenues by nature
Revenues from sale of products	3,509	2,955
Revenues from sale of services	31	56
Other revenues	6	5
Total revenues	3,546	3,016
Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	2,323	2,029
Distribution	1,223	987
Total revenues	3,546	3,016
(1)

Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)

Original Equipment Manufacturers (“OEM”) are the end-customers to which the Company provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Company engages to distribute its products around the world

28.3	Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

29.	Segment Reporting

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components ASICs, full custom devices and semi-custom devices and ASSPs” for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The Company’s reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs, and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales. Finally, public grants are allocated to the Company’s segments proportionally to the incurred expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

Net revenues by reportable segment:

	Three Months Ended
	April 2, 2022	April 3, 2021
ADG	1,256	1,043
AMS	1,087	1,083
MDG	1,198	886
Total net revenues of product segments	3,541	3,012
Others	5	4
Total consolidated net revenues	3,546	3,016

Operating income by reportable segment:

	Three Months Ended
	April 2, 2022	April 3, 2021
ADG	235	85
AMS	246	187
MDG	407	172
Total operating income of product segments	888	444
Others(1)	(11)	(4)
Total consolidated operating income	877	440

(1)

Operating income (loss) of “Others” includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs of certain manufacturing facilities, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

The reconciliation of operating income of reportable segments to the total consolidated operating income is presented in the below table:

	Three Months Ended
	April 2, 2022	April 3, 2021
Total operating income of reportable segments	888	444
Unused capacity charges	(9)	(2)
Other unallocated manufacturing results	(17)	4
Strategic and other research and development programs and other non-allocated provisions(1)	15	(6)
Total operating loss Others	(11)	(4)
Total consolidated operating income	877	440
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the product segments.

EXHIBIT INDEX

Exhibit	Description
12.1	Certification of Jean-Marc Chery, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Lorenzo Grandi, President, Finance, Purchasing, ERM and Resilience and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1

Certification of Jean-Marc Chery, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., and Lorenzo Grandi, President, Finance, Purchasing, ERM and Resilience and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 5, 2022	By:	/s/ Jean-Marc Chery
		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board